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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-9376

Innovative Food Holdings, Inc.

(Exact name of registrant as specified in its charter)

1923 Trade Center Way, Naples, FL 34109

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

This Amendment is being filed for the purpose of withdrawing the registrant’s filing of a Form 15 on October 6, 2004, inasmuch as the original filing was made in error as the registrant had an amount of record holders of its common stock in excess of the amount prescribed by the applicable regulations at the time of the initial filing. As a result, the original filing should be deemed a nullity and as if it never occurred and the registrant remains subject to the mandatory reporting requirements of the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 6/26/2006	By: /s/ SAM KLEPFISH
Sam Klepfish, Interim President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.